The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

November 14, 2005

Office of International Corporate Finance
[redacted]mission

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

REVISION OF PROJECTIONS FOR BUSINESS RESULTS FOR THE 1ST HALF OF FY 3/06

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

November 11, 2005

To whom it may concern:

Name of listed company: Mitsui Trust Holdings, Inc.
Code No.: 8309
Head office address: 33-1, Shiba 3-chome, Minato-ku, Tokyo

Revision of Projections for Business Results for the 1st Half of FY3/06

Mitsui Trust Holdings, Inc. ("MTH") hereby announces the following revision of projections for business results for the 1st Half of FY3/06 (April 1, 2005 to March 31, 2006), which was previously announced on May 24, 2005.

1. Revision of Consolidated Business Results: Projection for the 1st Half of FY3/06

(Unit: Yen billion)

	Previously announced projection (A)	Revised projection (B)	Change (B)-(A)	Change rate
Ordinary income	210.0	224.0	14.0	6.6%
Recurring profit	55.0	68.0	13.0	23.6%
Interim net income	45.0	59.0	14.0	31.1%

【Reason for revision】

We have revised up our projection for the 1st half of FY3/06, mainly due to increase in net stock related profit of our subsidiary, The Chuo Mitsui Trust & Banking Co., Ltd., reflecting the rise of stock market.

There will be no change in non-consolidated business results projection from the previously announced projection.

2. Projection of Business Results for FY3/06

Projection of business results for FY3/06 will be published at the announcement of Business Results of the 1st Half of FY3/06, scheduled in late November 2005.

(Reference data)

1. Projections for business results of the subsidiary banks [Combined totals of The Chuo Mitsui Trust & Banking Co., Ltd. ("CMTB") and Mitsui Asset Trust & Banking Co., Ltd. ("MATB")]

(Unit: Yen billion)

	Combined totals of CMTB and MATB		
	Previously announced projection (A)	Revised projection (B)	Change (B)-(A)
Pre-provision profit*1	82.0	80.0	(2.0)
Excluding net bond related profit	87.0	86.5	(0.5)
Net operating profit	80.0	86.5	6.5
Recurring profit	53.0	63.5	10.5
Net interim income	47.0	60.0	13.0
Net stock related profit	(5.0)	10.0	15.0
Credit cost (minus)*2	17.0	23.0	6.0

*1 Effective net operating profit: Net operating profit before trust a/c credit costs and before transfer to the general reserve

*2 Includes combined totals of Banking a/c, Trust a/c and transfer to the general reserve

2. Net unrealized gains/losses on available-for-sale securities (MTH, consolidated)

《Preliminary basis》

(Unit: Yen billion)

	End-3/05 (A)	End-9/05 (B)	Change (B)-(A)
Available-for-sale securities	86.3	145.9	59.6
Stocks	138.3	197.8	59.5
Bonds	(43.2)	(46.6)	(3.4)
Other	(8.8)	(5.2)	3.6

3. Disclosure of Non-performing Assets based on the Financial Revitalization Law (Combined totals of Banking a/c and Trust a/c) (CMTB, non-consolidated)

<<Preliminary basis>>

(Unit: Yen billion)

	End-3/05 (A)	End-9/05 (B)	Change (B)-(A)
Bankruptcy and Virtual bankruptcy	39.9	26.5	(13.4)
High risk	125.3	125.7	0.4
Close observation	94.9	44.6	(50.3)
Total	260.1	196.9	(63.2)
<<Reference>>			
Non-performing Loans Ratio	2.8%	2.2%	(0.6)%

4. Capital adequacy ratio at the end of September 2005

<<Preliminary basis>>

(Unit: %)

	End-3/05	End-9/05
MTH, consolidated	10.34	11.0
CMTB, non-consolidated	9.80	10.3
MATB, non-consolidated	98.57	109.2